FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

No. 18 Xinyuan Road

Zhengzhou, Henan 450011

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	4

Exhibit 99.1 – Press Release	6

On April 2, 2008, in advance of the Company’s non-deal road show expected to take place April 3, 2008 to April 11, 2008, the Company issued a news release announcing certain preliminary sales figures for the first quarter 2008. A copy of the news release dated April 2, 2008 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: April 2, 2008

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release of the Company dated April 2, 2008

Exhibit 99.1

Xinyuan Real Estate Announces Preliminary Sales Figures for First Quarter 2008

Company to Report First Quarter 2008 Financial Results on June 3, 2008

ZHENGZHOU, China, April 2, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced selected preliminary sales figures for the first quarter of 2008. The announcement was made in advance of the company’s worldwide non-deal road show expected to take place April 3-11, 2008.

Xinyuan also announced that it plans to report its financial results for the first quarter of 2008 before the US market opens on Tuesday, June 3, 2008.

Preliminary First Quarter 2008 Operating Results

For the first quarter of 2008, Xinyuan expects contracted sales to be approximately RMB1,064 million, compared to approximately RMB135 million in the first quarter of 2007, representing 688% first quarter year-over-year growth. Xinyuan sold 2,144 residential units with a total gross floor area (“GFA”) of 183,618 square meters in the first quarter of 2008, compared to 297 residential units with a total GFA of 29,827 square meters sold in the same period of the previous year. Since Xinyuan recognizes revenue under the percentage of completion method, revenue from contracted sales does not represent revenue recognized in its statement of operations nor is it necessarily indicative of future sales results. Xinyuan’s preliminary first quarter 2008 sales figures have not been reviewed and remain subject to the finalization of the company’s first quarter closing, review and reporting process, as well as its year-end audit procedures.

“We are very pleased to announce strong preliminary contracted sales figures for the first quarter of 2008 with significant year-over-year growth as compared to the first quarter for 2007,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “Our scalable business model continues to deliver successful results as we replicate it in new markets. In the first quarter of 2008 we had contracted sales in five cities as compared to only two cities in the same period of 2007. We believe that with our continued expansion in selected Tier II cities, Xinyuan is ideally positioned to benefit from rapidly growing residential housing demand in these markets.”

Scheduled Announcement of First Quarter 2008 Earnings

Xinyuan plans to report its financial results for the first quarter of 2008 before the US market opens on Tuesday, June 3, 2008. Dial-in and other details will be circulated at a later date.

About Xinyuan Real Estate Co., Ltd.

Xinyuan is a fast-growing developer of large scale, quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community life. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Ranked #1 among all property developers in Zhengzhou in terms of contracted sales of residential units for the years 2004, 2005 and 2006, Xinyuan has expanded its network to cover a total population of over 34.5 million people in 6 strategically selected Tier II cities, including Chengdu, Hefei, Jinan, Kunshan, Suzhou and Zhengzhou. Xinyuan has completed 14 projects with a total GFA of over 1.0 million square meters within the past 10 years and as of December 31, 2007, Xinyuan had 8 projects under construction with a total GFA of 1.1 million square meters and 6 additional projects under planning with total GFA of 1.4 million square meters. With a focus on high asset turnover, efficient working capital management and strict cost control, Xinyuan is dedicated to bringing high quality, affordable homes to China’s middle income buyers. For more information, please visit http://www.xyre.com.

Non-GAAP Measures

This release contains non-GAAP financial measures, as such term is defined by the Securities and Exchange Commission. These non-GAAP financial measures, which are used as measures of the company’s performance, should be considered in addition to, not in isolation or as a substitute for, measures of the company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the company defines its non-GAAP financial measures.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. Since Xinyuan recognizes revenue under the percentage of completion method, revenue from contracted sales does not represent revenue recognized in its statement of operations. Under the percentage of completion method, Xinyuan recognizes revenue by determining the ratio of incurred costs to total budgeted costs for any particular project and applying that ratio to the total contracted sales of the units sold. Non-GAAP financial measures are used by the company’s management in their financial and operating decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company computes its non-GAAP financial measures using the same consistent methods from quarter to quarter. The company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning Xinyuan’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that our actual sales figures may differ materially from the anticipated sales figures announced herein after the company conducts its quarterly closing and review process or conducts its formal year-end audit procedures; the risk that sales results may not necessarily be indicative of future sales results; the risk that we may be unable to complete our property developments on time or at all; the risk that our results of operations may fluctuate from period to period; the risk that the PRC government may adopt further measures to curtail the overheating property sector; the risk that we face intense competition from other real estate developers; the risk that PRC economic, political and social conditions as well as government policies can affect our business and other risks outlined in our public filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended. All information provided in this press release is as of April 2, 2008. Except as required by law, Xinyuan undertakes no duty to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

CONTACTS

In China:

Ms. Lisa Wang

Director of Investor Relations

Tel:	+86 1350-100-4871
Email:	lisa.wang@xyre.com

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel:	+86 (10) 8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel:	+1 (212) 880-5363
Email:	jeremy.bridgman@ogilvypr.com